Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Redfield Ventures, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements we prepared. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in the Registration Statement (Form S-1) pertaining to the registration of 9,500,000 shares of common stock of Redfield Ventures, Inc. of our Audit Report dated December 7, 2012 with respect to the financial statement of Redfield Ventures, Inc. for the period ended September 30, 2012. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA
Califon New Jersey
December 7, 2012